SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 Under
                       the Securities Exchange Act of 1934

                         For the month of January, 2007
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                        Commission File Number 001-13908
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                                  AMVESCAP PLC
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                 (Translation of registrant's name into English)

                 30 Finsbury Square, London EC2A 1AG, ENGLAND
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                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                        Form 20-F  X             Form 40-F
                                 -----                    -----

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
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Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
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Indicate by check mark whether by furnishing the information contained in this
Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                        Yes        No   X
                           -------   -------

If "Yes" is marked, indicate below the file number assigned to the registrant in
connection with Rule 12g3-2(b): 82-     N/A
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Description of document filed:  AMVESCAP Names Mark Armour To Lead Worldwide
                                Institutional Business
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
For Immediate Release
Contact:       Doug Kidd, Managing Director, Corporate Communications
Phone:         +1 404 479 2922 (U.S.)

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                           AMVESCAP Names Mark Armour
                    To Lead Worldwide Institutional Business

London - January 12, 2007 - AMVESCAP PLC today announced that Mark Armour has been named senior managing director and head of its Worldwide Institutional business reporting to Martin L. Flanagan, AMVESCAP president and CEO. In this role, Mr. Armour, 53, succeeds John Rogers, AMVESCAP senior managing director, who has announced his resignation from the company and its Board of Directors.

"Mark brings tremendous experience to his new role from Australia, where he led a major turnaround of our business in one of the world's most competitive institutional markets," said Mr. Flanagan. "With his demonstrated leadership ability, broad experience in the investment management industry and his proven investment expertise, Mark will strengthen our management team as we work to build value for our clients and shareholders."

"I am very excited by the opportunity we have to further expand the distribution of our excellent investment capabilities for the benefit our clients, our shareholders and our people," said Mr. Armour.

Most recently, Mr. Armour served as head of Sales & Service for AMVESCAP's Worldwide Institutional business. He was appointed chief executive officer of INVESCO Australia in September 2002. Prior to joining INVESCO, Mr. Armour held significant leadership roles in the funds management business, both in Australia and Hong Kong. He previously served as chief investment officer for ANZ Investments and spent almost 20 years with the National Mutual/AXA Australia Group, where he was chief executive, Funds Management from 1998 to 2000.



AMVESCAP is a leading independent global investment manager, dedicated to helping people worldwide build their financial security. Operating under the AIM, AIM Trimark, Atlantic Trust, INVESCO, Invesco Perpetual, PowerShares and WL Ross & Co. brands, AMVESCAP strives to deliver outstanding products and services through a comprehensive array of enduring investment solutions for our retail, institutional and private wealth management clients around the world. The company is listed on the London, New York and Toronto stock exchanges with the symbol "AVZ." Additional information is available at www.amvescap.com.

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This release may include statements that constitute "forward-looking statements"
under the United States securities laws. Forward-looking statements include information concerning possible or assumed future results of our operations, earnings, liquidity, cash flow and capital expenditures, industry or market conditions, assets under management, acquisition activities and the effect of completed acquisitions, debt levels and the ability to obtain additional financing or make payments on our debt, regulatory developments, demand for and pricing of our products and other aspects of our business or general economic conditions. In addition, when used in this report, words such as "believes," "expects," "anticipates," "intends," "plans," "estimates," "projects" and future or conditional verbs such as "will," "may," "could," "should" and "would," or any other statement that necessarily depends on future events, are intended to identify forward-looking statements.

Forward-looking statements are not guarantees of performance. They involve risks, uncertainties and assumptions. Although we make such statements based on assumptions that we believe to be reasonable, there can be no assurance that actual results will not differ materially from our expectations. We caution investors not to rely unduly on any forward-looking statements. In connection with any forward-looking statements, you should carefully consider the areas of risk described in our most recent annual report on Form 20-F, as filed with the United States Securities and Exchange Commission (SEC). You may obtain these reports from the SEC Web site at www.sec.gov.



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                                   SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                AMVESCAP PLC
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                                                (Registrant)



Date  16 January, 2007                   By   /s/  Michael S. Perman
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                                                (Signature)

                                            Michael S. Perman
                                            Company Secretary